Exhibit 99.1

STRATASYS TO ACQUIRE ORIGIN, BRINGING NEW ADDITIVE MANUFACTURING

PLATFORM TO POLYMER PRODUCTION

Origin’s resin-based Programmable PhotoPolymerization (P3) technology expands Stratasys leadership in the fast-growing market for 3D-printed mass production parts

SAN FRANCISCO & REHOVOT, Israel, December 9, 2020 – Stratasys Ltd. (NASDAQ: SSYS) announced today it signed an agreement to acquire 3D printing start-up Origin Inc. in a transaction for total consideration of up to $100 million, including cash and stock. The merger enables Stratasys to expand its leadership through innovation in the fast-growing mass production parts segment with a next-generation photopolymer platform. Subject to various approvals and other closing conditions, the acquisition is expected to close in January 2021.

Stratasys expects Origin’s proprietary Programmable PhotoPolymerization (P3) technology to be an important growth engine for the company, adding up to $200 million incremental annual revenue within five years. The acquisition will help fortify Stratasys’ leadership position in polymers and production applications of 3D printing in industries such as dental, medical, tooling, and select industrial, defense, and consumer goods segments.

Under the terms of the agreement, the total consideration for the transaction is comprised of $60 million paid on closing ($6 million of which is subject to the founders' retention over 3 years) and $40 million that is subject to performance-based earnouts over 3 years. The acquisition will be paid using a combination of stock of approximately $45 million and cash of approximately $55 million at closing and throughout the earnout period. Approximately $32 million of the cash expenditure will be at closing. The acquisition is expected to accelerate Stratasys’ growth rate and be slightly dilutive to non-GAAP earnings per share in 2021, and accretive to Stratasys' non-GAAP earnings per share by 2023. The Origin team will join Stratasys and lead the development of its technology and product platform, with a full global launch via the Stratasys go-to-market organization towards mid-2021.

“Our customers are looking for additive manufacturing solutions that enable use of industrial-grade resins for mass production parts with process and quality control,” said Stratasys CEO Yoav Zeif. “We believe Origin’s software-driven Origin One system is the best in the industry by combining high throughput with incredible accuracy. When combined with Origin’s extensive materials ecosystem and our industry-leading go-to-market capabilities, we believe we will be able to capture a wide range of in-demand production applications on a global scale. Together with our intended entry into powder bed fusion technology, the acquisition of Origin reflects another step in fulfilling our objective to lead in polymer additive manufacturing by offering comprehensive, best-in-class technologies and solutions to create a fully digital additive value chain, designed for Industry 4.0 integration.”

According to an internal Stratasys market analysis, manufacturing applications show the most potential for significant growth in the 3D printing industry, reaching approximately $25 billion by 2025. Stratasys anticipates that production-oriented resin-based solutions can address a significant part of the total market for polymer additive manufacturing. In fact, it is estimated that resin polymer-based additive systems will grow at a 20% annual rate from 2020 to 2025.

Origin’s P3 technology, an advancement on Digital Light Processing (DLP) principles, cures liquid photopolymer resin with light. The company’s first manufacturing-grade 3D printer, Origin One, precisely controls light, heat, and force, among other parameters, via Origin's closed-loop feedback software. This new technology enables customers to build parts with industry-leading accuracy, consistency, size and detail, while using a wide range of commercial-grade, durable resins.

Origin works with a network of material partners such as Henkel, BASF and DSM to develop resins for its system. “We partnered and developed materials with Origin before Origin One was launched because we believed in their technology and vision for the future of photopolymers in additive manufacturing” said François Minec, Managing Director at BASF 3D Printing Solutions GmbH. “Now, as part of Stratasys, we’re confident that together we can take on the broader manufacturing ecosystem.”

Origin One systems have been successfully deployed across a variety of industries, including shoe manufacturer ECCO. “We’re pleased to continue our cooperation with the Origin team as an exclusive partner within the area of the footwear industry categorized as Direct Injection Production, now also by leveraging Stratasys’ global infrastructure,” said Jakob Møller Hansen, Vice President Research & Development, ECCO.

The COVID-19 pandemic further illustrated Origin’s technology fit for production applications, including hundreds of thousands of clinically validated nasopharyngeal swabs, thousands of PPE face shields, and ventilator splitters for hospitals.

“We founded Origin to create a whole new additive manufacturing platform that enables mass production of end-use parts with incredible accuracy, consistency, and throughput along with a wide range of available materials,” said Origin CEO and co-founder Christopher Prucha. “Stratasys is the best company for us to join to achieve our vision, giving us an unparalleled opportunity to significantly expand market reach and enable us to bring our P3 technology to a larger audience.”

Stratasys Ltd. Acquisition of Origin Conference Call Details

Stratasys will hold a conference call to discuss the acquisition of Origin on Wednesday, Dec. 9, at 8:30 a.m. EST.

The conference call will be available via live webcast on the Stratasys website at investors.stratasys.com, or directly at the following web address: https://78449.themediaframe.com/dataconf/productusers/ssys/mediaframe/42481/indexl.html

Participants may join by phone by calling U.S. toll-free 1-877-407-0619 or international 1-412-902-1012. Listeners are advised to dial into the call at least ten minutes prior to the start time to register. The webcast will be available for six months at investors.stratasys.com or by accessing the above web address.

Based in San Francisco, Origin is pioneering a new approach to additive manufacturing of end-use parts. Origin One, the company’s manufacturing-grade 3D printer, uses Programmable PhotoPolymerization to precisely control light, heat, and force, among other variables, to produce parts with exceptional accuracy and consistency. The company works with a network of partners to develop a wide range of commercial-grade materials for its system, resulting in some of the toughest and most resilient materials in additive manufacturing. The company was founded in 2015 and is led by alumni from Google and Apple. Investors include Floodgate, DCM, Mandra Capital, Haystack, TDK Ventures, Stanford University, and Joe Montana. Learn more at www.origin.io.

Stratasys is a global leader in additive manufacturing or 3D printing technology and is the manufacturer of FDM®, PolyJet Technology™, and stereolithography 3D printers. The company’s technologies are used to create prototypes, manufacturing tools, and production parts for industries including aerospace, automotive, healthcare, consumer products and education. For more than 30 years, Stratasys products have helped manufacturers reduce product-development time, cost, and time-to-market, as well as reduce or eliminate tooling costs and improve product quality. The Stratasys 3D printing ecosystem of solutions and expertise includes 3D printers, materials, software, expert services, and on-demand parts production.

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To learn more about Stratasys, visit www.stratasys.com, the Stratasys blog, Twitter, LinkedIn, or Facebook. Stratasys reserves the right to utilize any of the foregoing social media platforms, including the company’s websites, to share material, non-public information pursuant to the SEC’s Regulation FD. To the extent necessary and mandated by applicable law, Stratasys will also include such information in its public disclosure filings.

Stratasys, FDM, and PolyJet Technology are trademarks of Stratasys Ltd. and/or its affiliates. Origin is a registered trademark of Origin. All other trademarks are the property of their respective owners, and Stratasys assumes no responsibility with regard to the selection, performance, or use of these non-Stratasys products.

Cautionary Statement Regarding Forward-Looking Statements

The information contained in this press release may include “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but may be identified in other ways as well. These forward-looking statements may include, but are not limited to, statements relating to the anticipated completion of the acquisition of Origin by Stratasys, Stratasys’ objectives, plans and strategies with respect to Origin following its acquisition, statements that contain projections of results of operations or of financial condition with respect to Origin and Stratasys after the acquisition, and all statements (other than statements of historical fact) that address activities, events or developments that Stratasys intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Stratasys has based these forward-looking statements on assumptions and assessments made by its management and, in certain cases, by Origin’s management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: any potential obstacles to closing the acquisition of Origin; the degree of success of Stratasys in efficiently and successfully integrating the operations of Origin into Stratasys after the acquisition; the general economic environment and the economic environment for 3D printing and Stratasys’ customers in particular; the impact of competition and new technologies; general market, political and economic conditions in the countries in which Stratasys operates, particularly in respect of the ongoing COVID-19 pandemic; government regulations and approvals; changes in customers’ budgeting priorities; litigation and regulatory proceedings; and those factors referred to under “Risk Factors”, “Information on the Company”, “Operating and Financial Review and Prospects”, and generally in Stratasys’ annual report on Form 20-F for the year ended December 31, 2019 filed with the U.S. Securities and Exchange Commission, or SEC, on February 26, 2020, and in other reports that Stratasys furnishes to or files with the SEC from time to time, including, most recently, the report of foreign private issuer on Form 6-K reporting Stratasys’ results for the quarter and nine months ended September 30, 2020, furnished to the SEC on November 12, 2020. Readers are urged to carefully review and consider the various disclosures made in Stratasys’ SEC reports, which are designed to advise interested parties of the risks and factors that may affect its business, financial condition, results of operations and prospects. Any forward-looking statements in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Media Contacts

Stratasys Corporate & North America aaron.pearson@stratasys.com +1 612-716-9228	Europe, Middle East, and Africa Jonathan Wake / Miguel Afonso, Incus Media stratasys@incus-media.com +44 1737 215200	Asia Pacific and Japan Alice Chiu alice.chiu@stratasys.com +852 9189 7273

Investor Relations Yonah Lloyd yonah.lloyd@stratasys.com +972-54-4382464		Brazil, Central America and South America erica.massini@stratasys.com +55 (11) 2626-9229

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